COMMENTS RECEIVED ON 01/29/2020

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

Fidelity Advisor Strategic Income Fund

POST-EFFECTIVE AMENDMENT NO. 158 & 160

1.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the maturity policy for the fund’s debt securities.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

3.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for equity securities for the fund and add small and mid-cap risks, if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

4.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Using a neutral mix of approximately 45% high yield, 25% U.S. Government and investment-grade, 15% emerging markets, and 15% foreign developed markets.”

C:

The Staff requests a separate risk for junk bonds since the fund’s neutral asset mix is 45% junk bonds.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

5.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose the use of leverage and derivatives in the “Principal Investment Strategies” section.

R:

The fund does not have a principal investment strategy of investing in derivatives or using leverage. As a result, it has not included this type of disclosure in “Principal Investment Strategies” section.

6.

“Fund Summary” (prospectus)

“Principal Investment Risks”

“[High Portfolio Turnover.  High portfolio turnover (more than 100%) may result in increased transaction costs and potentially higher capital gains or losses. The effects of higher than normal portfolio turnover may adversely affect the fund's performance.]”

C:

The Staff requests we disclose the fund’s high portfolio turnover in the “Principal Investment Strategies” section.

R:

The fund does not believe that high portfolio turnover resulting from its trading activity is a principal investment strategy of the fund. Rather, high portfolio turnover is a byproduct of the fund implementing its investment strategies. As a result, the fund declines to implement this requested change.

7.

“Fund Management” (prospectus)

“Portfolio Manager(s)”

“[Ario Emami Nejad is co-manager of the fund, which he has managed since March 2019. He also manages other funds. Since 2010, Mr. Emami Nejad has worked as a Fixed Income Graduate, Fixed Income Trader, and portfolio manager.]

[Rose McMellin is co-manager of the fund, which she has managed since March 2019. She also manages other funds. Since October 2017, Ms. McMellin has worked as an Investment Director and portfolio manager. Previously, Ms. McMellin worked at Aberdeen Asset Management and Tradeweb.]”

C:

The Staff requests we clarify whether the Portfolio Manager’s experience during the past five years was at Fidelity, and if not, state where it was.

R:

The fund will update its disclosure as follows:

[Ario Emami Nejad is co-manager of the fund, which he has managed since March 2019. He also manages other funds. Since 2010, Mr. Emami Nejad has worked as a Fixed Income Graduate, Fixed Income Trader, and portfolio manager at FIA(UK).]

[Rose McMellin is co-manager of the fund, which she has managed since March 2019. She also manages other funds. Since October 2017, Ms. McMellin has worked as an Investment Director and portfolio manager at FIA(UK). Previously, Ms. McMellin worked at Aberdeen Asset Management and Tradeweb.]